                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

       FLASH REPORT FOR THE QUARTER ENDED DECEMBER 31, 2001 (CONSOLIDATED)

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                     For the quarter ended December 31, 2001

                                MITSUI & CO.,LTD.
                                -----------------
                 (Translation of registrant's name into English)

                             2-1, Ohtemachi 1-chome
                           Chiyoda-ku, Tokyo 100-0004
                                      Japan
                    ---------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F [X] Form 40-F [ ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes [ ] No [X]

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ ]

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2002

                                       MITSUI & CO., LTD.



                                       By: /s/ Tasuku Kondo
                                          -------------------------------------
                                          Name: Tasuku Kondo
                                          Title: Executive Managing Director